ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 23, 2024	Elizabeth J. Reza
T +1 617 951 7919
elizabeth.reza@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re:          Fundrise Growth Tech Fund, LLC (File Nos. 811-23708; 333-256157)

Dear Ms. Vroman-Lee:

On behalf of the Fundrise Growth Tech Fund (the “Fund”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided via telephone call on July 17, 2024, in connection with Post-Effective Amendment No. 4 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 4 under the Investment Company Act of 1940 (the “1940 Act”) to the Fund’s Registration Statement on Form N-2 relating to the common shares of beneficial interest of the Fund, which was filed with the Commission on May 30, 2024.

For the convenience of the Staff, the Staff’s comments have been summarized below and the Fund’s response follows each comment. References in the responses to the Fund’s prospectus or statement of additional information are to those to be filed on Form N-2 (the “Registration Statement”) on or before July 29, 2024. Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

1.	Staff Comment: The Staff notes the Fund’s disclosure that it intends to elect to be taxed as a regulated investment company (“RIC”) under the Internal Revenue Code, as amended (“IRC”), but is currently taxed as a C corporation. Please supplementally explain if the Fund ever met the requirements to elect RIC status and subsequently lost its RIC status or if the Fund never met the requirements to elect RIC status.

Response: The Fund confirms that it has yet to meet the requirements to elect RIC status, and thus has never gained and lost RIC status. We note additionally that the following disclosure, which is included in the Prospectus Summary and the “Description of Capital Structure and Shares” section of the prospectus as well as the “U.S. Federal Income Tax Considerations” section of the Statement of Additional Information (“SAI”) indicates that the Fund is not currently a RIC and is currently taxed as a C corporation:

2	July 23, 2024

“The Fund intends to elect to be taxed as a RIC for U.S. federal income tax purposes following such time as the Fund determines that it meets the requirements to qualify as a RIC. Until such time, the Fund expects to be taxed as a C corporation.”

2.	Staff Comment: The Staff notes that in the paragraph captioned “Investment Objective,” the statement that there “can be no assurance that the Fund will meet its investment objective” is repeated. Please delete the repeated sentence.

Response: The Fund has made the requested change.

3.	Staff Comment: In the section captioned “Investment Strategies,” the Staff notes that the Fund states that it will invest in “U.S. domestic Portfolio Companies, but it is not prohibited from investing in foreign Portfolio Companies.” If it is possible that the Fund will invest in emerging markets Portfolio Companies as part of its principal investment strategy, please disclose that in the description of the Fund’s principal strategies and risks.

Response: The Fund does not currently invest in emerging markets Portfolio Companies and does not anticipate investing in emerging markets Portfolio Companies as part of its principal investment strategies. While the Fund therefore does not believe it is appropriate to add disclosure regarding investments in emerging markets Portfolio Companies to its principal investment strategies and risks, the Fund notes that the SAI includes disclosure regarding the risks of investments in emerging markets securities under the “Emerging Markets Securities” header in the “Investment Objective and Policies” section of the SAI.

4.	Staff Comment: The Fund discloses that it may engage in active and frequent trading in its prospectus. In the SAI, it states that the Fund’s portfolio turnover rate is not expected to exceed 100%. Please confirm the disclosure is correct.

Response: The Fund has removed the statement that it may engage in active and frequent trading and, in accordance with Item 4 of Form N-2, its portfolio turnover rate for the fiscal year ended March 31, 2024 (18%) is included in the Financial Highlights section of the prospectus. Additionally, the Fund has updated the “Portfolio Turnover” subsection to the “Portfolio Transactions and Brokerage” section of the SAI to read as follows (additions underlined; deletions in ~~strikethrough~~):

~~Although the Fund does not have any restrictions on portfolio turnover, it is not the Fund’s policy to engage in transactions with the objective of seeking profits from short-term trading. It is expected that the annual portfolio turnover rate of the Fund will not exceed 100%.~~ The historical portfolio turnover rate for the Fund is shown under the heading “Financial Highlights” in the Prospectus. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities or other assets by the average monthly value of the Fund’s portfolio securities. For purposes of this calculation, portfolio securities or other assets exclude all securities or other assets having a maturity when purchased of one year or less. A high rate of portfolio turnover involves correspondingly greater transaction costs than are borne by the Fund and its Shareholders. Changes in portfolio turnover rates were generally the result of active trading strategies employed by the Fund’s portfolio managers in response to market conditions, and are not reflective of a material change in investment strategy. ~~For the period April 1, 2023 through March 31, 2024, the Fund’s portfolio turnover was 18%.~~

3	July 23, 2024

5.	Staff Comment: Consider updating the Fund’s principal investment strategies to disclose a strategy of making investments in companies with complex capital structures in light of the Fund’s principal risk captioned “Risk of Complex Capital Structures.”

Response: Because the Fund does not invest in companies with complex capital structures as an investment strategy, but rather the complex capital structures are often a feature of the companies in which the Fund invests or intends to invest, the Fund respectfully declines to make changes in response to this comment. The Fund continues to believe, however, that the “Risk of Complex Capital Structures” is a principal risk of the Fund’s investment program due to the prevalence of technology companies with complex capital structures.

6.	Staff Comment: Please make appropriate modifications to the Fund’s risk captioned “Delay in Use of Proceeds Risk” in light of item 7 of Form N-2 and Guide 1 thereto, which requires a registrant to disclose how long it is expected to take to fully invest net proceeds in accordance with the fund’s objectives and policies and to state any reasons for a delay if the registrant expects the applicable investment period to exceed three months.

Response: In response to your comment, the Fund has deleted the “Delay in Use of Proceeds Risk” from the “Principal Risks” section of the Prospectus Summary as well as the “Risk Factors” section of the prospectus. In addition, the following changes have been made to the “Use of Proceeds” section of the prospectus (additions underlined; deletions in ~~strikethrough~~):

“The Fund currently intends to fully invest all or substantially all of the net proceeds of its continuous offering as soon as practicable, and typically within one to three months, in accordance with its investment objective and policies, subject to the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending investment of the net proceeds, the Fund may invest in short-term, highly liquid or other authorized investments.”

4	July 23, 2024

7.	Staff Comment: The Fund discloses that it is subject to “Corporate Debt Securities Risk” and “Convertible Securities and Synthetic Convertible Securities Risk.” If these are principal risks of the Fund, please update the Fund’s strategy to disclose that it makes investments in these securities.

Response: The Fund notes that the “Principal Investment Strategies” section of the Prospectus Summary and the “Principal Investment Strategies” sub-section of the Investment Objective, Strategies, and Policies section of the prospectus indicate that the Fund may invest in corporate debt and convertible securities. See, e.g., “[t]he Fund seeks to achieve its investment objective by investing in private and public technology companies directly or indirectly, with a primary focus on the equity securities (e.g., common stock, preferred stock or convertible debt) of certain Portfolio Companies”; “securities of technology companies include equity and debt securities of private and public companies operating in the information technology and telecommunication services sectors”; “[t]he Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in the equity or debt securities of companies that are not technology companies.”

As a result, the Fund respectfully declines to add disclosure in response to the comment.

8.	Staff Comment: In light of the statement that the Fund will engage in frequent trading, consider adding portfolio turnover risk.

Response: The Fund refers the Staff to its response to Staff Comment #4 above.

9.	Staff Comment: In the section captioned “Procedures for Repurchases,” the disclosure states that the amount due to any shareholder whose shares are repurchased will be equal to the value of the shares being repurchased, based on the Fund’s net asset valuation per share as of the valuation date. Please delete or revise this disclosure in light of the requirement in the tender offer rules that the specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being bought must all be stated at the commencement of an offer. See item 4 of Rule 17 CFR § 240.14d-100 of the Securities Exchange Act of 1934 (the “Exchange Act”), under Schedule TO incorporating 17 CFR § 229.1004(a)(1)(i)-(ii) and item 7 of Rule 17 CFR § 240.14d-100 of the Exchange Act under Schedule TO incorporating 17 CFR § 229.1007(a).

Response: As requested by the Staff, the Fund has deleted the noted disclosure.  While the Fund has removed this language from its prospectus, the Fund notes, however, that there are compelling policy reasons why the processes that have been followed by closed-end funds making tender offers for their shares over the past two decades continue to be necessary for the operation of these funds and beneficial for the funds and their shareholders, whether those shareholders have chosen to participate in the tender offer or remain in the fund.  In addition, we note that Rule 102(b)(2)(ii) of Regulation M specifically contemplates that closed-end funds that conduct periodic tender offers do so “at net asset value” – which would not be possible if a closed-end fund were to be required to state the amount of cash per share to be paid.   Specifically, Rule 102(b)(2)(ii) excepts closed-end funds from the prohibition in Rule 102(a) that would otherwise apply to a tender offer occurring during the distribution of a closed-end fund’s securities, provided that the tender offer is “at net asset value.”

5	July 23, 2024

10.	Staff Comment: Please include the Fund’s completed fee table in the correspondence filing made in response to the Staff’s comments.

Response: The fee table to be included in the Registration Statement and associated footnotes are as follows:

SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load (As a Percentage of Offering Price)	None
Dividend Reinvestments and Cash Purchase Plan Fees	None
ANNUAL FUND OPERATING EXPENSES (as a percentage of the Fund's net assets attributable to the Shares)
Management Fee	1.85%
Other Expenses[1]
Other Expenses – General	1.43%
Other Expenses – Marketing	0.16%
Total Other Expenses	1.59%
Interest on Borrowed Funds[2]	None
Deferred Income Tax Expense[3]	0.44%
Acquired Fund Fees and Expenses[4]	0.07%
Total Annual Fund Operating Expenses	3.95%
Less Fee Waiver and Expense Reimbursement[5]	(0.44%)
Total Annual Fund Net Operating Expenses[6]	3.51%

[1]	Other Expenses have been restated to reflect estimated amounts based on expenses incurred for the Fund’s current fiscal year and include professional fees, marketing expenses and other general and administrative expenses.

[2]	The table assumes the Fund’s use of leverage in an amount equal to 0% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage). The Fund’s actual interest costs associated with leverage may differ from the estimates above.

[3]	Deferred income tax expense/(benefit) represents an estimate of the Fund’s potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/ (benefit) is dependent upon the Fund’s net investment income/(loss) and realized and unrealized gains/(losses) on investments and such expenses may vary greatly from year to year depending on the nature of the Fund’s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the Fund’s current fiscal year ending March 31, 2025, the Fund is estimated to incur approximately $623,000 in net deferred tax expense primarily related to unrealized appreciation on investments. The Deferred Income Tax Expense ratio is estimated based on projected average net assets of $140.0 million for the Fund’s current fiscal year.

[4]	Acquired Fund Fees and Expenses (“AFFE”) are fees and expenses incurred by the Fund in connection with its investments in other investment companies or companies that would be investment companies but for the exceptions to that definition provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

[5]	The Adviser and the Fund have entered into an Expense Limitation Agreement pursuant to which the Adviser has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund (including organization and offering costs, but excluding interest payments, taxes, brokerage commissions, fees and expenses incurred by the Fund’s use of leverage, acquired fund fees and expenses and extraordinary or non-routine expenses, including with respect to reorganizations or litigation affecting the Fund) (the “Operating Expenses”) to the extent necessary to limit the Fund’s Operating Expenses to 3.00% of the Fund’s average daily net assets. For the period from August 1, 2023 to September 12, 2023, the Adviser voluntarily waived the portion of its Management Fee attributable to Fund assets that were invested in cash. The Adviser may seek recoupment from the Fund of any fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that the recoupment will not cause the Fund’s Operating Expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect at least through July 31, 2025, unless and until the Board approves its modification or termination.

[6]	Total Annual Net Operating Expenses differ from the ratio of net expenses to average net assets contained in the Fund’s Financial Highlights because such ratio does not include acquired fund fees and expenses and because other expenses have been restated to reflect current fiscal year fees and expenses.

6	July 23, 2024

11.	Staff Comment: Please consider whether the third sentence of footnote 1 of the Fund’s fee table is applicable.

Response: The Fund has removed the third sentence of footnote 1 of the Fund’s fee table.

12.	Staff Comment: Please supplementally explain if the Fund primarily controls any entities that primarily engage in investment activities in securities or other assets.

Response: The Fund confirms that it does not primarily control any entities that primarily engage in investment activities in securities or other assets (e.g., does not primarily control any wholly owned investment subsidiaries).

13.	Staff Comment: Please include the Fund’s completed “effects of leverage” table in the correspondence filing made in response to the Staff’s comments.

Response: The Fund has removed the “effects of leverage” table from the Registration Statement, as the Fund does not have outstanding nor is it offering a class of senior securities, consistent with Item 8.3 of Form N-2.

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Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7919 or elizabeth.reza@ropesgray.com.

Very truly yours,

/s/ Elizabeth Reza

cc:	Bjorn Hall, Fundrise LLC
Mickey Mirabal, Fundrise LLC
James D. McGinnis, Ropes & Gray LLP